Exhibit 99.1

MHG — Agreement to divest UK farming assets

Marine Harvest is pleased to announce an agreement to divest its integrated farming operations on the Shetland and Orkney Islands to Cooke Aquaculture Inc. The operations have a combined harvest volume of 17.4 thousand GWT estimated for 2014. The agreed Enterprise Value (EV) is GBP 122.5 million, which corresponds to an EV/kg of approximately NOK 70. Closing of the transaction is expected in the second quarter.

The divestment is a consequence of the remedies set forth by the EU Commission for the approval of the Morpol transaction in September 2013. The EU Commission required Marine Harvest to divest farming capacity on the Shetland and Orkney Islands. The agreement is conditional on the EU Commission approving that the purchaser and the transaction as well as the sales terms satisfy these remedies.

The majority of the assets included in the transaction have been booked as assets held for sale and Marine Harvest’s volumes guidance will not be affected by the transaction. Based on the year end 2013 balance sheet, anticipated gain on the sale is approximately NOK 300 million. Final gain is to be determined upon completion of the transaction.

A completion of the sale is likely to increase the potential dividend capacity for Q1. The final Q1 dividend will be decided by the Board in connection with the Q1 result announcement planned for April 30

Arctic Securities has acted as financial advisor and Wiersholm and Brodies have acted as legal advisors in the transaction.

For queries please contact:

Ivan Vindheim, CFO +47 958 71 310

Forward-looking Statements

This press release may be deemed to include forward-looking statements, such as statements that relate to the probability that the transaction will close, certain harvest volumes, enterprise values, estimate regarding the closing of the transaction,  and anticipated and final gain from the transaction. Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including the risk that the transaction may not close. All forward-looking statements included in this press release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.